Our date | Our reference

2006-02-23

Attending to this matter, tel. direct line, fax direct line | Your date | Your reference

KF/Gunnar Båtelsson, +46 26 26 10 20

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

06011504

RECEIVED MAR 0 7 2006 213 PROCESSING SECTION

Attention: Office of International Corporate Finance, Mr Samuel Wolff, Special Counsel

Re: Exemption Under Exchange Act Rule 12g3-2(b); Commission File No, 82-1463

SUPPL

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, New Vice President, Group Treasurer, dated 23 February 2006, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

PROCESSED
MAR 0 9 2006
THOMSON FINANCIAL

Gunnar Båtelsson
Group Treasurer and VP Finance

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

SANDVIK

Press Release

Sandvik AB - New Vice President, Group Treasurer

Anders Örbom has been appointed Vice President, Group Treasurer for Sandvik, responsible for Group Staff Treasury. He assumes his new position in May. Anders 46, has years of experience of international finance and internal banking operations and most recently served at Atlas Copco. Anders succeeds Gunnar Båtelsson who is moving to other duties within the Group.

Sandviken, 23 February 2006

Sandvik AB; (publ)

For further information, contact: Per Nordberg, Executive Vice President and CFO, Sandvik AB, +46 26 261060.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems and sorting systems. The Group has 39,000 employees in 130 countries, with annual sales of approximately SEK 63,000 M.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB			
Group Communications	Reg.No 556000-3468		
SE-811 81 SANDVIKEN	VAT No. SE663000060901		
SWEDEN	www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43

SANDVIK

Attending to this matter, tel. direct line, fax direct line	Our date	Our reference
KF/Gunnar Båtelsson, +46 26 26 10 20	2006-02-23	
	Your date	Your reference

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SEC MAIL PROCESSING SECTION RECEIVED MAR 07 2006 WASH, D.C. 213

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Information from Sandvik's Nomination Committee, dated 23 February 2006, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Gunnar Båtelsson
Group Treasurer and VP Finance

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB	Reg.No 556000-3468		
SE-811 81 SANDVIKEN	VAT No. SE663000060901		
SWEDEN	www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

SANDVIK

Press Release

Information from Sandvik's Nomination Committee

The Nomination Committee of Sandvik AB has announced to the company AB that it intends at the 2006 Annual General Meeting on 2 May to propose the re-election of Board members Georg Ehrnrooth, Claes Åke Hedström (to be proposed as Chairman of the Board), Sigrun Hjelmquist, Egil Myklebust, Anders Nyrén and Lars Pettersson and the new election of Fredrik Lundberg, President of LE Lundbergsföretagen AB, and Hanne de Mora, one of the founders and owners, as well as the President of the management company A-Connect (Group AG). Arne Mårtensson and Lars Nyberg have declined re-election.

Sandvik's Nomination Committee comprises Carl-Olof By, Industrivärden (Chairman), Curt Källströmer, Handelsbanken Pension Foundation and Pension Fund, Sarah McPhee, AMF Pension and AMF Funds, Marianne Nilsson, Robur, and Claes Åke Hedström, Sandvik's Board Chairman.

The other proposals of the Nomination Committee will be disclosed in the notice of the Annual General Meeting.

Further information can be obtained from the Chairman of the Nomination Committee, Carl-Olof By, +46 (0)8-66 66 415.

Sandviken, 23 February 2006

Sandvik AB; (publ)

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43